Exhibit 99.1

Allot Communications to Host Fourth Quarter and Full
Year 2007 Earnings Results Conference Call on
Tuesday, February 12, 2008

– Call to be held at 8:30 AM EST –

Hod Hasharon, ISRAEL – January 16, 2008 – Allot Communications Ltd. (NASDAQ: ALLT) will host a conference call to discuss its fourth quarter and full year 2007 results on Tuesday, February 12, 2008, at 8:30 AM EST, 3:30 PM Israel time. The quarterly and annual results will be published prior to the conference call.

To access the conference call, please dial one of the following numbers: US: 1-866-966-5335, International: +44-20-3003-2666, Israel: 1-809-216-213.

A replay of the conference call will be available from 12:01 am EST on February 13, 2008 through March 12, 2008 at 11:59 pm EST. To access the replay, please dial: +44-20-8196-1998, access code: 650204#

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast will also be archived on the website following the conference call.

About Allot Communications
Allot Communications (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions for DSL, wireless and mobile broadband carriers, service providers, and enterprises. Allot’s rich portfolio of hardware platforms and software applications utilizes deep packet inspection (DPI) technology to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. Allot’s scalable, carrier-grade solutions provide the visibility, application control and subscriber management that are vital to managing Internet service delivery, guaranteeing quality of experience (QoE), containing operating costs, and maximizing revenue in broadband networks. For more information, visit www.allot.com.

Contact:
Investor Relations:
Jay Kalish
Executive Director Investor Relations
International access code+972-9-761-9365